Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2008, December 31, 2008 and June 30, 2009	3
Unaudited Condensed Consolidated Income Statements for the Three and Six months ended June 30, 2008 and June 30, 2009	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Six months ended June 30, 2008 and June 30, 2009	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2008, December 31, 2008 and June 30, 2009

	Note	June 30, 2008	December 31, 2008	June 30, 2009
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$175,870	$193,563	$218,423
Restricted cash		183,808	113,397	128,184
Trade receivables, net of provisions		40,642	43,649	39,244
Flight equipment held for operating leases, net	5	3,765,378	3,989,629	4,493,793
Flight equipment held for sale		48,390	—	—
Net investment in direct finance leases		—	30,571	34,822
Notes receivable, net of provisions	6	199,485	134,067	136,084
Prepayments on flight equipment		328,172	448,945	576,754
Investments		11,678	18,678	20,111
Goodwill		6,776	6,776	6,776
Intangibles		54,788	47,099	37,893
Inventory		88,627	102,879	131,416
Derivative assets		59,677	19,352	40,035
Deferred income taxes		78,617	82,471	81,187
Other assets	7	175,818	179,750	186,105
Total Assets	14	$5,217,726	$5,410,826	$6,130,827
Liabilities and Equity
Accounts payable		$7,023	$7,510	$28,290
Accrued expenses and other liabilities	8	107,865	104,750	76,559
Accrued maintenance liability		248,517	202,834	206,873
Lessee deposit liability		89,566	98,584	112,112
Debt	9	3,580,002	3,790,487	4,336,966
Accrual for onerous contracts		28,472	33,306	29,878
Deferred revenue		40,042	34,922	36,805
Derivative liabilities		2,584	12,378	8,285
Deferred income taxes		7,779	—	—
Commitments and contingencies	15	—	—	—
Total Liabilities		4,111,850	4,284,771	4,835,768
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)		699	699	699
Additional paid-in capital		605,889	609,327	591,623
Accumulated retained earnings		466,678	499,011	585,560
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,073,266	1,109,037	1,177,882
Non-controlling interest	10	32,610	17,018	117,177
Total Equity	10	1,105,876	1,126,055	1,295,059
Total Liabilities and Equity		$5,217,726	$5,410,826	$6,130,827

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Six Months Ended June 30, 2008 and 2009

		Three months ended June 30,		Six months ended June 30,
	Note	2008	2009	2008	2009
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$144,346	$169,829	$288,202	$331,042
Sales revenue		180,725	111,635	323,188	153,352
Interest revenue		5,165	2,602	10,042	5,223
Management fee revenue		2,731	3,732	5,905	6,473
Other revenue		386	6,897	549	7,107
Total Revenues	14	333,353	294,695	627,886	503,197
Expenses
Depreciation	14	39,527	53,243	78,002	104,490
Asset impairment		7,689	13,733	7,689	20,950
Cost of goods sold		140,847	105,496	250,866	139,320
Interest on debt		19,628	5,989	69,224	35,475
Operating lease in costs		3,315	3,273	6,955	6,587
Leasing expenses		11,402	22,076	17,792	41,237
Provision for doubtful notes and accounts receivable		699	(879)	1,247	353
Selling, general and administrative expenses	11,12	32,664	27,777	63,286	54,990
Total Expenses		255,771	230,708	495,061	403,402
Income from continuing operations before income taxes		77,582	63,987	132,825	99,795
Provision for income taxes		(6,955)	(827)	(11,525)	(2,687)
Net income		70,627	63,160	121,300	97,108
Net (income) attributable to non-controlling interest		(2,031)	(6,564)	(1,828)	(10,558)
Net Income attributable to AerCap Holdings N.V.	13,14	$68,596	$56,596	$119,472	$86,550
Basic and diluted earnings per share	13	$0.81	$0.67	$1.40	$1.02
Weighted average shares outstanding, basic and diluted	13	85,036,957	85,036,957	85,036,957	85,036,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Six Months Ended June 30, 2008 and 2009

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
	(US dollars in thousands)
Net income	$70,627	$63,160	$121,300	$97,108
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	39,528	53,243	78,002	104,490
Asset impairment	7,689	13,733	7,689	20,950
Amortization of debt issuance costs	3,365	4,054	6,757	7,888
Amortization of intangibles	3,535	4,415	7,039	9,205
Provision for doubtful notes and accounts receivable	699	(879)	1,247	353
Capitalized interest on pre-delivery payments	(730)	(338)	(1,399)	(709)
(Gain) loss on disposal of assets	(29,858)	570	(52,807)	1,018
Mark-to-market of non-hedged derivatives	(13,943)	(18,502)	(11,076)	(19,504)
Deferred taxes	6,556	(102)	10,990	1,139
Share-based compensation	1,785	996	3,421	1,998
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(723)	1,244	(20,963)	5,528
Inventories	5,802	(17,205)	16,275	(2,721)
Other assets and derivative assets	(23,944)	(6,543)	(25,490)	(10,730)
Accounts payable and accrued expenses, including accrued maintenance liability and lessee deposits	11,534	13,977	7,813	2,047
Deferred revenue	4,378	(3,328)	6,468	1,884
Net cash provided by operating activities	86,300	108,495	155,266	219,944

Purchase of flight equipment	(642,647)	(286,726)	(877,551)	(574,814)
Proceeds from sale/disposal of assets	164,405	76,560	247,892	78,352
Prepayments on flight equipment	(59,233)	(127,857)	(131,678)	(286,361)
Purchase of intangibles	(12,895)	—	(21,522)	—
Movement in restricted cash	(56,658)	16,770	(88,736)	(14,787)
Net cash used in investing activities	(607,028)	(321,253)	(871,595)	(797,610)

Issuance of debt	662,565	835,278	940,646	1,280,978
Repayment of debt	(127,025)	(671,944)	(253,388)	(768,429)
Debt issuance costs paid	(35,254)	(10,743)	(35,621)	(14,113)
Capital contributions from non-controlling interests	—	104,200	—	104,200
Net cash provided by financing activities	500,286	256,791	651,637	602,636

Net (decrease) increase in cash and cash equivalents	(20,442)	44,033	(64,692)	24,970
Effect of exchange rate changes	(858)	(691)	(1,174)	(110)
Cash and cash equivalents at beginning of period	197,170	175,081	241,736	193,563
Cash and cash equivalents at end of period	$175,870	$218,423	$175,870	$218,423
Supplemental cash flow information
Interest paid	28,390	23,365	$64,534	49,300
Taxes paid (received)	128	(4,083)	185	(3,693)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, with principal offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with SFAS 141, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering of 6,800,000 of our ordinary shares at $23 per share generating net proceeds of $143,017 which we used to repay debt.

Variable interest entities

In January 2006, we sold a 50% equity interest in AerVenture Ltd. (“AerVenture”), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait. AerVenture had contracted with Airbus for the delivery of up to 70 A320 family aircraft, including five aircraft subject to reconfirmation rights, with the intent of leasing these aircraft to third parties. The joint venture agreement required us to make certain specified equity contributions and additional equity capital available to AerVenture depending on capital needs in the future. We have entered into agreements to provide management and marketing services to AerVenture in return for management fees. We determined that AerVenture was a variable interest entity for which we were the primary beneficiary. As such, we continued to consolidate AerVenture in our accounts since its inception date. In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture. In addition, all of the directors appointed by LoadAir were automatically removed. In June 2009, the 50% investment of LoadAir was redeemed by AerVenture in conjunction with the sale of a 50% equity interest in AerVenture to a new joint venture partner, Waha Capital PJSC (“Waha Capital”). We have determined that AerVenture continues to be a variable interest entity for which we are the primary beneficiary. As such, we  continue to consolidate AerVenture in our accounts.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three and six months ended June 30, 2009 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilizes professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

3.  Recent accounting pronouncements

FSP No. 115-2 and FAS 124-2

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP No. 115-2/124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP No. 115-2/124-2 is an amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. FSP No. 115-2/124-2 amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The effective date of FSP No. 115-2/124-2 is for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of FSP No. 115-2/124-2 did not have an impact on our financial position or results of operation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

FSP SFAS 157-4

In April 2009, the FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS 157-4”). FSP SFAS 157-4 provides guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. FSP SFAS 157-4 also requires extensive additional fair value disclosures. The adoption of FSP SFAS 157-4 did not have an impact on our financial position or results of operation.

SFAS 165

In May 2009, the FASB issued Statement No. 165, Subsequent Events (“SFAS 165”). SFAS 165 addresses accounting and disclosure requirements related to subsequent events. SFAS 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of SFAS 165 did not have a significant impact on our financial position or results of operation. The Company has performed an evaluation of subsequent events through September 1, 2009, which is the date the financial statements were issued.”

SFAS 166

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 removes the concept of a qualifying special-purpose entity (“QSPE”) from SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and removes the exception from applying FIN 46R to QSPEs. SFAS 166 is effective for interim and annual periods beginning on January 1, 2010. Earlier application is prohibited. We believe the adoption will have no effect on our financial position or results of operation.

SFAS 167

In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends the consolidation analysis with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly affect the entity’s economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity, and improves financial reporting by enterprises involved with VIEs. SFAS 167 is effective for interim and annual periods beginning on January 1, 2010 for us. Earlier application is prohibited. We are assessing the effect the adoption of SFAS 167 will have on our financial position or results of operation.

SFAS 168

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). The FASB Accounting Standards Codification (“Codification”) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. SFAS 168 will bring together in one place all authoritative GAAP previously held at different levels of GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 will not have a significant impact on our financial position or results of operation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

4. Fair value measurements

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

Under SFAS 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the assets or liability.

The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.

Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the SFAS 157 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of June 30, 2009 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	June 30, 2009	Level 1	Level 2	Level 3
Cash and cash equivalents	$218,423	$218,423	$—	$—
Restricted cash	128,184	128,184
Derivative assets	40,035	—	40,035	—
Derivative liabilities	(8,285)	—	(8,285)	—
	$378,357	$346,607	$31,750	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions and appraisal data as to future cash proceeds from leasing and selling aircraft. In the six months ended June 30, 2009, we recognized an impairment of $21.0 million. The impairment related to six older A320 aircraft which was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees. These end-of-lease payments were recorded as lease revenue during the six months ended June 30, 2009.

Our financial instruments consist principally of notes receivable, restricted cash, derivative assets and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature.

The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of our financial instruments at June 30, 2009 are as follows:

	June 30, 2009
	Book value	Fair value
Assets
Notes receivable	$136,084	$136,084
Restricted cash	128,184	128,184
Derivative assets	40,035	40,035
Cash and cash equivalents	218,423	218,423
	$522,726	$522,726
Liabilities
Debt	$4,336,966	$4,029,049
Derivative liabilities	8,285	8,285
Guarantees	2,804	2,804
	$4,348,055	$4,040,138

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

5. Flight equipment held for operating leases, net

At June 30, 2009 we owned 166 aircraft and 82 engines, which we leased under operating leases to 78 lessees in 39 countries. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Six months ended June 30, 2008	Six months ended June 30, 2009
Net book value at beginning of period	$3,050,160	$3,989,629
Additions	931,194	712,285
Depreciation	(75,711)	(101,712)
Impairment	(5,282)	(20,950)
Disposals	(156,080)	(77,181)
Transfers (to) from flight equipment held for sale	34,051	—
Transfer to inventory	(9,809)	(8,278)
Other (a)	(3,145)	—
Net book value at end of period	$3,765,378	4,493,793
Accumulated depreciation/impairment at June 30, 2008 and 2009	(292,137)	(454,428)

(a)                                  Onerous contract accruals were settled at a discount of $3,145 in the six months ended June 30, 2008. This discount was applied to reduce the net book value of the related aircraft.

6. Notes receivable

Notes receivable consist of the following:

	June 30, 2008	December 31, 2008	June 30, 2009
Secured notes receivable	$6,700	$6,439	$7,555
Notes receivable in defeasance structures	190,785	126,301	127,410
Notes receivable from lessee restructurings	2,000	1,327	1,119
	$199,485	$134,067	$136,084

7. Other assets

Other assets consist of the following:

	June 30, 2008	December 31, 2008	June 30, 2009
Debt issuance costs	$99,044	$99,486	$105,730
Other tangible fixed assets	16,259	16,313	14,456
Receivables from aircraft manufacturer	29,280	25,912	29,256
Prepaid expenses	5,696	7,428	6,124
Current tax receivable	—	5,356	—
Other receivables	25,539	25,255	30,539
	$175,818	$179,750	$186,105

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2008	December 31, 2008	June 30, 2009
Guarantee liability	$3,592	$3,219	$2,804
Accrued expenses	42,504	57,851	42,541
Accrued interest	8,811	13,608	10,971
Lease deficiency	14,154	12,574	10,439
Deposits under forward sale agreements	38,804	17,498	9,804
	$107,865	$104,750	$76,559

9. Debt

Debt consists of the following:

	June 30, 2008	December 31, 2008	June 30, 2009
ECA-guaranteed financings	$575,398	$636,813	$815,759
JOL financings	93,487	91,095	88,603
AerVenture pre-delivery payment facility-Calyon	120,802	96,432	21,461
AerVenture pre-delivery payment facility-HSH	—	68,109	178,538
A330- pre-delivery payment facilities	79,997	121,027	204,851
UBS revolving credit facility	303,330	477,277	259,810
AeroTurbine revolving credit facility	129,438	194,188	319,168
Calyon aircraft acquisition facility	127,076	211,346	137,385
TUI portfolio acquisition facility	425,730	407,804	389,238
Subordinated debt joint venture partner	62,800	61,921	62,704
Engine warehouse facility	—	53,300	46,164
Commercial bank debt	204,169	124,358	142,888
Aircraft Lease Securitisation debt	1,267,201	1,120,516	1,043,841
Aircraft Lease II Securitisation debt	—	—	499,146
Capital lease obligations under defeasance structures	190,574	126,301	127,410
	$3,580,002	$3,790,487	$4,336,966

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

10. Equity

Movements in equity during the periods presented were as follows:

	Six months ended June 30, 2008
	AerCap Holdings N.V. Shareholders’ Equity	Non- controlling interest	Total Equity
Beginning of the period	$950,373	$30,782	$981,155
Net income for the period	119,472	1,828	121,300
Share-based compensation	3,421	—	3,421
End of the period	$1,073,266	$32,610	$1,105,876

	Twelve months ended December 31, 2008
	AerCap Holdings N.V. Shareholders’ Equity	Non- controlling interest	Total Equity
Beginning of the period	$950,373	$30,782	$981,155
Net income (loss) for the period	151,806	(10,883)	140,923
Share-based compensation	6,858	—	6,858
Capital contributions from non-controlling interests	—	5,000	5,000
Purchase of non-controlling interests	—	(7,881)	(7,881)
End of the period	$1,109,037	$17,018	$1,126,055

	Six months ended June 30, 2009
	AerCap Holdings N.V. Shareholders’ Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,109,037	$17,018	$1,126,055
Net income for the period	86,550	10,558	97,108
Share-based compensation	1,998	—	1,998
Default AerVenture partner (a)	25,078	(25,078)	—
Sale to new AerVenture partner (b)	(44,781)	114,679	69,898
End of the period	$1,177,882	$117,177	1,295,059

(a)          In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. As of March 31, 2009 AerVenture was a wholly owned subsidiary. The default of LoadAir increased AerCap Holdings N.V Shareholders’ Equity by $25,078, through the elimination of the related non-controlling interest.

(b)         In June 2009, we sold 50% of AerVenture to Waha Capital. The sale to Waha Capital decreased AerCap Holdings N.V Shareholders’ Equity by $44,781, through the establishment of the related non-controlling interest.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

11. Share-based compensation

Bermuda Equity Grants

There were no additional restricted shares or share options issued under the Bermuda Equity Plan during the six months ended June 30, 2009. The table below indicates the number of options outstanding under the Bermuda Equity Plan which are still subject to expense recognition under FAS 123R, stated in equivalent shares of AerCap Holdings N.V. into which such options are exercisable and exchangeable:

	Vested Options	Unvested Options	Per Share Strike Price
AerCap Holdings N.V. equivalent shares	561,476	319,459	$7.00

Assuming that established performance criteria are met for 2009, we expect to recognize share-based compensation related to the share options above of $587 during the remainder of 2009.

AerCap Holdings N.V. Equity Grants

No additional stock options were issued under the NV Equity Plan during the six months ended June 30, 2009. At June 30, 2009, there were 2.4 million stock options outstanding at an exercise price of $24.63 per share, 100,000 stock options outstanding at an exercise price of $15.03 per share and 700,000 stock options outstanding at an exercise price of $2.95 per share. At June 30, 2009, 300,000 outstanding options were vested, 312,500 options were subject to performance criteria which were not met and were therefore unexercisable and 2,587,500 options were subject to future time and performance-based vesting criteria. Assuming that vesting criteria applicable to unvested stock options are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $1,811 during the remainder of 2009 and approximately $3,610, $2,660 and $34 during the years 2010, 2011 and 2012, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

12. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended June 30, 2008		Three months ended June 30, 2009		Six months ended June 30, 2008		Six months ended June 30, 2009
Personnel expenses(a)	$18,172	(a)	$15,660	(a)	$36,273	(a)	$30,089	(a)
Travel expenses	2,616		1,792		4,347		3,493
Professional services	5,896		3,964		10,511		8,337
Office expenses	2,820		2,717		5,509		4,869
Directors expenses	866		871		1,704		1,622
Other expenses	2,294		2,773		4,939		6,580
	$32,664		27,777		$63,286		$54,990

(a)           Includes share-based compensation of $1,785, $996, $3,421 and $1,998 in the three and six months ended June 30, 2008 and 2009, respectively.

13. Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 11, there are 3.2 million share options outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended June 30, 2008	Three months ended June 30, 2009	Six months ended June 30, 2008	Six months ended June 30, 2009
Net income for the computation of basic and diluted earnings per share	$68,596	$56,596	$119,472	$86,550
Weighted average common shares outstanding	85,036,957	85,036,957	85,036,957	85,036,957
Basic and diluted earnings per common share	$0.81	$0.67	$1.40	$1.02

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

14.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and parts”).

The following sets forth significant information from our reportable segments:

	Six months ended June 30, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$535,374	$92,512	$627,886
Segment profit	114,336	5,136	119,472
Segment assets	4,773,603	444,123	5,217,726
Depreciation	71,411	6,591	78,002

	Six months ended June 30, 2009
	Aircraft	Engines and parts	Total
Revenues from external customers	$386,356	$116,841	$503,197
Segment profit	83,534	3,016	86,550
Segment assets	5,630,155	500,672	6,130,827
Depreciation	96,888	7,602	104,490

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009. There have been no material changes to our commitments and contingencies since the filing of those reports.

15.  Subsequent events

No subsequent events have occurred as of September 1, 2009.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of June 30, 2009, we owned and managed 221 aircraft. We owned 166 aircraft and managed 55 aircraft in our aircraft business. As of June 30, 2009, we leased these aircraft to 75 commercial airlines and cargo operator customers in 40 countries. In addition, as of June 30, 2009, we had 38 new Airbus A320 family narrow-body aircraft and 27 new Airbus A330 wide-body aircraft on order. We also entered into a purchase contract for three aircraft and had executed letters of intent for the purchase of two aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 291 aircraft as of June 30, 2009.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	purchase contract or letter of intent	Total owned, Managed and ordered aircraft
Airbus A300 Freighter	1	0.7%	—	—	—	1
Airbus A319	18	12.7%	—	6	—	24
Airbus A320	69	41.2%	16	29	1	115
Airbus A321	16	10.8%	1	3	—	20
Airbus A330	8	11.3%	—	27	—	35
Boeing 737Classics	14	2.8%	30	—	—	44
Boeing 737NGs	18	13.4%	—	—	3	21
Boeing 747 Freighter	—	—	—	—	1	1
Boeing 757	11	3.3%	3	—	—	14
Boeing 767	4	2.7%	2	—	—	6
MD-11 Freighter	1	0.7%	1	—	—	2
MD-82	2	0.1%	1	—	—	3
MD 83	4	0.3%	1	—	—	5
Total	166	100.0%	55	65	5	291

In July 2008, we entered into an agreement with Airbus Freighter Conversions GmbH (“AFC”) whereby AFC would convert 30 of our older Airbus A320s and A321s from passenger to freighter aircraft. Delivery of the first converted aircraft is expected to take place in 2011, with the remaining 29 aircraft scheduled for conversion between 2012 and 2015. In the future we may choose to acquire additional freighter aircraft or continue to convert some of our older A320 and A321 aircraft to freighter aircraft.

Engine Portfolio

We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of June 30, 2009, we owned 82 engines and had one new engine on order through our wholly owned subsidiary AeroTurbine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of June 30, 2009, 60 of our 82 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft and engine parts. The aircraft and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft and engine parts primarily to parts distributors and maintenance, repair and overhaul (“MRO”) service providers.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009, except the following:

Derivative financial instruments

We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

All derivatives are recognized on the balance sheet at their fair value. Changes in fair values between periods are currently recognized as a reduction or increase of interest expense on the income statement, as we do not currently apply hedge accounting to our current derivatives. In the future we may enter into derivatives for which we may apply hedge accounting. Changes in fair values between periods for derivatives for which we would apply cash flow hedge accounting would be recognized as a reduction or increase of accumulated other comprehensive income. Net cash received or paid under derivative contracts where material in any reporting period is classified as operating cash flow in our consolidated cash flow statements.

Comparative Results of Operations

	Six months ended June 30,
	2008	2009
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$288,202	$331,042
Sales revenue	323,188	153,352
Interest revenue	10,042	5,223
Management fee revenue	5,905	6,473
Other revenue	549	7,107
Total Revenues	627,886	503,197
Expenses
Depreciation	78,002	104,490
Asset impairment	7,689	20,950
Cost of goods sold	250,866	139,320
Interest on debt	69,224	35,475
Operating lease in costs	6,955	6,587
Leasing expenses	17,792	41,237
Provision for doubtful notes and accounts receivable	1,247	353
Selling, general and administrative expenses	63,286	54,990
Total Expenses	495,061	403,402
Income from continuing operations before income taxes	132,825	99,795
Provision for income taxes	(11,525)	(2,687)
Net income	121,300	97,108
Net (income) attributable to non-controlling interest	(1,828)	(10,558)
Net Income attributable to AerCap Holdings N.V,	$119,472	$86,550
Basic and diluted earnings per share	$1.40	$1.02
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Revenues. The principal categories of our revenue and their variances were:

	Six months ended June 30, 2008	Six months ended June 30, 2009	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$253.1	$282.8	$29.7	11.7%
Maintenance rents and end-of-lease compensation	35.1	48.3	13.2	37.6%
Sales revenue	323.2	153.4	(169.8)	(52.2)%
Interest revenue	10.0	5.2	(4.8)	(48.0)%
Management fee revenue	5.9	6.5	0.6	10.2%
Other revenue	0.5	7.1	6.6	1320.0%
Total	$627.8	$503.3	$(124.5)	(19.8)%

•                  Basic rents increased by $29.7 million, or 11.7%, to $282.8 million in the six months ended June 30, 2009 from $253.1 million in the six months ended June 30, 2008. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2008 and June 30, 2009 of 79 aircraft for lease with an aggregate net book value of $2.2 billion at the date of acquisition, partially offset by the sale of 28 aircraft, during such period, with an aggregate net book value of $0.4 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $51.1 million increase in basic rents;

partially offset by

•                 a decrease in payments from leases with lease rates tied to floating interest rates in the six months ended June 30, 2009 due to decreases in market interest rates, which resulted in a $9.7 million decrease in basic rents;

•                 a decrease of $4.0 million in basic rents in the six months ended June 30, 2009, resulting from the decrease in our engine lease activities;

•                 a decrease in basic rents of $3.1 million in the six months ended June 30, 2009 as a result of airline defaults which occurred in 2008.

•                  Maintenance rents and end-of-lease compensation increased by $13.2 million, or 37.6%, to $48.3 million in the six months ended June 30, 2009 from $35.1 million in the six months ended June 30, 2008. The increase in maintenance rents is attributable to the termination of several leases, which resulted in the recording of $21.0 million of incremental maintenance rents.

•                  Sales revenue decreased by $169.8 million, or 52.2%, to $153.4 million in the six months ended June 30, 2009 from $323.2 million in the six months ended June 30, 2008. The decrease in sales revenue is mainly a result of reduced aircraft sales in the six months ended June 30, 2009, due, in large part, to a reduction in liquidity in the aircraft trading market. Sales revenue in the six months ended June 30, 2009 was generated from the sale of two aircraft, six engines and parts inventory. In the six months ended June 30, 2009, we sold two A321 aircraft, whereas in the six months ended June 30, 2008, we sold one A330 aircraft, two A321 aircraft, seven A320 aircraft, two Boeing 737 aircraft, one MD 83 aircraft, two MD82 aircraft, one DC8 aircraft and two Fokker 100 aircraft.

•                  Interest revenue decreased by $4.8 million, or 48.0%, to $5.2 million in the six months ended June 30, 2009 from $10.0 million in the six months ended June 30, 2008. The decrease was mainly caused by a decrease in deposit rates of interest.

•                  Management fee revenue did not materially change in the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

•                  Other revenue increased by $6.6 million to $7.1 million in the six months ended June 30, 2009 from $0.5 million in the six months ended June 30, 2008. The increase was caused by the sale of one A320 forward order position, the sale of an investment in shares and other items.

Depreciation. Depreciation increased by $26.5 million, or 34.0%, to $104.5 million in the six months ended June 30, 2009 from $78.0 million in the six months ended June 30, 2008, due primarily to the acquisition of 79 new aircraft between January 1, 2008 and June 30, 2009 with a book value at the time of the acquisition of $2.2 billion. The increase was partially offset by the sale of 28 aircraft with a book value at the time of sale of $0.4 billion.

Asset Impairment. In the six months ended June 30, 2009, we recognized an impairment of $21.0 million. The impairment related to six older A320 aircraft which was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees.  Asset impairment was $7.7 million in the six months ended June 30, 2008 and related to four MD82 aircraft, which came off-lease and were subsequently sold, and six engines which came off-lease and were subsequently parted out..

Cost of Goods Sold. Cost of goods sold decreased by $111.6 million, or 44.5%, to $139.3 million in the six months ended June 30, 2009 from $250.9 million in the six months ended June 30, 2008. The decrease in cost of goods sold is mainly a result of the significant decrease in aircraft sales.

Interest on Debt. Our interest on debt decreased by $33.7 million, or 48.7%, to $35.5 million in the six months ended June 30, 2009 from $69.2 million in the six months ended June 30, 2008. The majority of the decrease in interest on debt was mainly caused by:

•                  a decrease in our average cost of debt of 1.9% to 2.8% in the six months ended June 30, 2009 from 4.7% in the six months ended June 30, 2008. The decrease in our average cost of debt results from the use of caps as part of our hedging strategy in combination with a decrease in interest rates. This resulted in a $30.2 million decrease in our interest on debt;

•                  a $16.8 million increase in the non-cash recognition of mark-to-market gains on derivatives to a $22.2 million gain in the six months ended June 30, 2009 from a $5.4 million gain in the six months ended June 30, 2008;

partially offset by

•                  an increase in the average outstanding debt balance to $4.1 billion in the six months ended June 30, 2009 from $3.1 billion in the six months ended June 30, 2008, resulting in a $13.8 million increase in our interest on debt.

Other Operating Expenses. Our other operating expenses increased by $22.2 million, or 85.7%, to $48.1 million in the six months ended June 30, 2009 from $25.9 million in the six months ended June 30, 2008. The principal categories of our other operating expenses and their variances were as follows:

	Six months ended June 30, 2008	Six months ended June 30, 2009	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Operating lease in costs	$6.9	$6.6	(0.3)	(4.3)%
Leasing expenses	17.8	41.2	23.4	131.5%
Provision for doubtful notes and accounts receivable	1.2	0.3	(0.9)	(75.0)%
Total	$25.9	$48.1	22.2	85.7%

Our operating lease in costs did not materially change in the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Our leasing expenses increased by $23.4 million, or 131.5%, to $41.2 million in the six months ended June 30, 2009 from $17.8 million in the six months ended June 30, 2008. The increase is primarily due to expenses of $11.3 million incurred in relation to airline defaults which occurred in 2008 plus an increase in lessor contributions and transition expenses.

Our provision for doubtful notes and accounts receivable decreased by $0.9 million, or 75.0%, to $0.3 million in the six months ended June 30, 2009 from $1.2 million in the six months ended June 30, 2008. We did not have defaults that significantly affected the provision for doubtful notes and accounts receivable in the six months ended June 30, 2008 and 2009.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by $8.3 million, or 13.6%, to $55.0 million in the six months ended June 30, 2009 from $63.3 million in the six months ended June 30, 2008, due primarily to (i) the decrease in the USD/EUR exchange rate in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, and (ii) a reduction in the number of employees during the twelve month period ended June 30, 2009.

Income From Continuing Operations Before Income Taxes. For the reasons explained above, our income from continuing operations before income taxes decreased by $33.0 million, or 24.9%, to $99.8 million in the six months ended June 30, 2009 from $132.8 million in the six months ended June 30, 2008.

Provision for Income Taxes. Our provision for income taxes decreased by $8.8 million or 76.5% to $2.7 million in the six months ended June 30, 2009 from $11.5 million in the six months ended June 30, 2008. Our effective tax rate for the six months ended June 30, 2009 was 2.7% and was 8.7% for the six months ended June 30, 2008. Our effective tax rate in any period is impacted by the mix of operations among our different tax jurisdictions.

Net Income. For the reasons explained above, net income decreased by $24.1 million, or 19.9%, to $97.1 million in the six months ended June 30, 2009 from $121.3 million in the six months ended June 30, 2008.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at June 30, 2009 was $346.6 million including restricted cash of $128.2 million and our operating cash flow was $219.9 million for the six months ended June 30, 2009. Our unused lines of credit at June 30, 2009 were approximately $3.6 billion. Our debt balance at June 30, 2009 was $4.3 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the six months ended June 30, 2009, was 2.8%. Our debt to equity ratio was 3.3 to 1 as of June 30, 2009.

We satisfy our liquidity requirements through several sources, including:

•                  lines of credit and other secured borrowings;

•                  aircraft and engine lease revenues;

•                  sales of aircraft, engines and parts;

•                  supplemental maintenance rent and security deposits provided by our lessees; and

•                  management fee revenue.

In order to access the required capital to meet our obligations under our forward purchase commitments, we have completed or have undertaken several initiatives as more fully described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Since our 2008 20-F filing we have completed the following initiatives:

•                  On April 3, 2009, we sold two A321 aircraft which were owned by a non-restricted cash entity. The transaction generated unrestricted cash proceeds of $10.9 million.

•                  In June 2009, we signed a joint-venture agreement and sold 50% of our ownership in AerVenture to Waha Capital.

•                  In June 2009, we signed a facility agreements with HSH Nordbank AG for $221 million of pre-delivery financing on ten A330 aircraft.

•                  In July 2009, we signed a letter of intent for the sale of three A330-300 aircraft delivering in 2010. The cash and profit related to this sale will be recognized at  the time of physical delivery of the respective aircraft.

Cash Flows

	Six months ended June 30, 2008	Six months ended June 30, 2009
	(US dollars in millions)
Net cash flow provided by operating activities	$155.3	$219.9
Net cash flow used in investing activities	(871.6)	(797.6)
Net cash flow provided by financing activities	651.6	602.6

Six months ended June 30, 2009 compared to Six months ended June 30, 2008.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $64.6 million, or 41.6%, to $219.9 million for the six months ended June 30, 2009 from $155.3 million for the six months ended June 30, 2008. The primary reasons for the increase are: (i) an increase in our aircraft portfolio and (ii) a decrease of our interest expenses.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $74.0 million, or 8.5%, to $797.6 million in the six months ended June 30, 2009 from $871.6 million in the six months ended June 30, 2008, primarily due to (i) an decrease of $73.9 million in the movement in restricted cash in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, and (ii) a decrease of $154.7 million in the net cash used in aircraft purchase and sale activity (including intangible lease premiums) in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 partially offset by an increase of $154.7 million in the amount of pre-delivery payments made in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $49.0 million, or 7.5%, to $602.6 million in the six months ended June 30, 2009 from $651.6 million in the six months ended June 30, 2008. This decrease is attributable to a decrease of $153.2 million in new financing proceeds, net of repayments and debt issuance costs in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 partially offset by the receipt of $104.2 million from our new AerVenture partner, Waha Capital.

Indebtedness

As of June 30, 2009, our outstanding indebtedness totaled $4.3 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at June 30, 2009:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts		Final stated Maturity
	(US dollars in thousands)
Export credit facilities—financings	23 aircraft	$2,817,776	$815,759	$2,002,017		2021
Japanese operating lease financings	3 aircraft	88,603	88,603	—		2015
AerVenture A320 Pre-delivery payment facilities	—	257,020	199,999	57,021		2011
Airbus A330 Pre-delivery payment facilities	—	487,917	204,851	283,066		2010
UBS revolving credit facility	8 aircraft	1,000,000	259,810	740,190		2014
AeroTurbine revolving credit facility	66 engines & 10 aircraft	328,000	319,168	8,832		2012
Calyon Aircraft Acquisition facility	20 aircraft	140,818	137,385	3,433		2014
TUI Portfolio Acquisition facility	19 aircraft	389,238	389,238	—		2015
TUI Portfolio Subordinated debt*	—	62,704	62,704	—		2015
Engine Acquisition facility	8 engines	92,684	46,164	46,520		2013
Commercial bank debt	9 aircraft	142,888	142,888	—		2019
Aircraft Lease Securitisation debt	62 aircraft	1,043,841	1,043,841	—		2032
Aircraft Lease Securitisation II Limited debt	16 aircraft	1,000,000	499,146	500,854		2038
Capital lease obligations under defeasance structures	3 aircraft	127,410	127,410	—		2010
Total		$7,978,899	$4,336,966	$3,641,933	**

* Subordinated debt issued to our joint venture partner relating to the TUI portfolio acquisition.

** The undrawn amounts of our current debt facilities consist of collateralized term debt available to finance pre-delivery payments and the most significant portion of the purchase price of aircraft and engines.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table sets forth our contractual obligations and their maturity dates as of June 30, 2009:

	2009 (07/01/2009- 12/31/2009)	2010	2011	2012	Thereafter
	(US dollars in thousands)
Debt (1)	$411,935	$907,765	$464,975	$867,686	$1,994,204
Purchase obligations (2)	879,764	1,512,637	331,574	257,892	152,370
Operating leases (3)	11,680	26,469	26,376	14,402	14,175
Derivative obligations	2,525	2,306	(5,175)	(7,970)	(21,604)
Total	$1,305,904	$2,449,177	$817,750	$1,132,010	$2,139,145

(1)          Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of June 30, 2009, which were 0.309% and 0.595%, respectively.

(2)          Includes 27 new A330 wide-body aircraft on order from Airbus, 38 new A320 family aircraft on order from Airbus by AerVenture and three Boeing 737 next generation aircraft.

(3)          Represents contractual operating lease rentals on aircraft under lease in/out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of June 30, 2009 regarding our debt and interest obligations per facility type:

	2009 (07/01/2009- 12/31/2009)	2010	2011	2012	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$156,563	$251,875	$856	$—	$—
Debt facilities with non-scheduled amortization (2)	161,569	317,815	305,435	284,474	1,099,888
Capital lease obligations under defeasance structures (3)	8,302	129,104	—	—	—
Other facilities	85,501	208,971	158,684	583,212	894,316
Total	$411,935	$907,765	$464,975	$867,686	$1,994,204

(1)          Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)          Debt amortization is due only to the extent that cash is available in these facilities.

(3)          Obligations are defeased through an offsetting notes receivable amount.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of June 30, 2009:

	2009 (07/01/2009- 12/31/2009)	2010	2011	2012	Thereafter
	(US dollars in thousands)
Capital expenditures	$777,615	$1,357,416	$222,979	$190,919	$152,370
Pre-delivery payments	102,149	155,221	108,595	66,973	—
Total	$879,764	$1,512,637	$331,574	$257,892	$152,370

As of June 30, 2009, we expect to make capital expenditures related to the 27 A330 aircraft, three A321 aircraft, 29 A320 aircraft, six A319 aircraft and three Boeing 737 aircraft on order between 2009 and 2011. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of June 30, 2009, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into a joint venture, AerDragon, which does not qualify for consolidated accounting treatment. The assets and liabilities of this joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009. Following is a summary of changes to our indebtedness since our 20-F filing:

AerCap Ireland A330 Pre-delivery Payment Facilities

General.    In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft.  As of June 30, 2009, five of the aircraft had been delivered and the remaining are scheduled to be delivered prior to the end of 2012.

Under the purchase agreement, we agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of one aircraft in September 2010, AerCap Ireland Limited entered into a facility in March 2009 with HSH Nordbank AG to finance up to 70% of the pre-delivery payments for this aircraft.

In connection with the scheduled delivery of another ten aircraft between October 2009 and May 2012, AerCap Ireland Limited entered into a facility in June 2009 with HSH Nordbank AG to finance up to the EUR equivalent of  $221.2 million of the pre-delivery payments to Airbus.

Prior to drawing on the facilities, we will pay, on average, 23% of the pre-delivery payment amount owed for each aircraft. In each case, part of the facility will be used to refinance each of the pre-delivery payments already made by AerCap Ireland Limited in respect of the relevant aircraft and the rest will be used to pay to Airbus the remaining pre-delivery payments in respect of the relevant aircraft as such fall due and payable. AerCap Ireland Limited must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date.

Interest Rate.    Borrowings under the first facility will bear interest at a floating interest rate of one-month LIBOR plus a margin of 4% per annum. Borrowings under the second facility will bear interest at a floating interest rate of one-month EURIBOR plus a margin of 5.5% per annum. Interest under both facilities is payable monthly in arrears after the initial drawing on the respective facility.

Prepayment.    Borrowings under the facilities may be prepaid (subject to minimum amounts of $1.0 million for the first facility and EUR1.0 million for the second facility or integral multiples thereof and subject to AerCap Ireland Limited giving the agent at least 10 Business Days’ notice) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

Maturity Date.    The maturity date of the facilities will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b), in respect of the first facility, December 31, 2010, or, in respect of the second facility, November 1, 2012.

Collateral.    Borrowings under the facilities are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 11 aircraft covered by the facilities, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

Guarantee.    AerCap Holdings N.V. guarantees the performance by AerCap Ireland Limited of its obligations under the facilities and related documentation.

Certain Covenants.    The facilities contain customary covenants for secured financings. We are required to pay for all buyer furnished equipment, or BFEs, prior to the delivery date.

Certain conditions. A condition to the continued availability of the loan facility disbursed under the Facility Agreement dated 30 June 2009 between AerCap as Borrower and HSH as Lender, Agent and Security Trustee relating to pre-delivery payments in respect of ten (10) Airbus A330 aircraft (the “Facility”) that the Borrower or an affiliate would acquire one Boeing 747-400 ERF aircraft or other assets acceptable to HSH on or before September 1, 2009. If this condition is not fulfilled the Final Repayment Date for the Facility will be 28 February 2010 and AerCap will be obliged to repay all amounts outstanding on that date. However, the delivery of the aircraft is now expected beyond September 1, 2009 and the date to meet this condition is expected to be modified in accordance with the aircraft delivery date.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements as filed with the SEC on April 1, 2009, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates how much the value of these cash flows will change by for a given movement in interest rates.

The table below provides information as of June 30, 2009 regarding our debt and finance lease obligation and their related interest rate exposure:

	2009 (07/01/2009- 12/31/2009)	2010	2011	2012	2013
	(US dollars in thousands)
Average fixed rate debt outstanding	383,217	304,704	228,386	205,012	183,852
Average floating rate debt outstanding	3,768,269	3,241,778	2,963,766	2,101,236	1,544,187
Fixed rate interest obligations	14,772	23,645	17,946	16,799	15,763
Floating rate interest obligations (1)	26,203	45,073	37,416	28,695	20,678

(1)          Based on one-month LIBOR and three-month LIBOR as of June 30, 2009, which were 0.309% and 0.595%, respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the six- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of June 30, 2009 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,900	$2,248	$1,890	$1,381	$986	$708	$1,008	$37.9
Weighted average strike rate	3.94%	4.05%	4.10%	4.68%	4.90%	4.99%	5.28%

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$183	$166	$141	$107	$70	$45	$27	$(8.1)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—

As of June 30, 2009, the interest rate caps and floors had notional amounts of $2.98 billion and a fair value of $29.8 million. The variable benchmark interest rates associated with these instruments ranged from one- to six-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the Treasury Committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the Treasury Committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the US dollar. As of June 30, 2009, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the six months ended June 30, 2009, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $23.2 million in US dollar equivalents and represented 42.2% of total selling, general and administrative expenses. We enter into foreign exchange derivatives based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such derivatives are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have a material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6.  Exhibits

None